unaxis

making IT possible

RECEIVED

2005 APR 14 A 8:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~



05007232

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date April 07, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

# Media Release

## Disclosure of interests in accordance with stock market rules

***Pfäffikon SZ, April 7, 2005*** – As announced on April 6, 2005 by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zürich, Switzerland, as of March 31, 2005 said institution held a total of approx. 18.96% of voting rights in Unaxis Holding Inc., approx. 15.8% via derivatives (approx. 11.4% call options and approx. 4.4% short put options) and 3.16% via registered shares (446 887 shares). According to the same announcement, as of April 4, 2005 said institution held a total of approx. 21.38% of voting rights, approx. 20.7% via derivatives (approx. 12.6% call options and approx. 8.1% short put options) and 0.68% via registered shares (96 165 shares).

**This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.**

For further information, please contact:

Unaxis Management Inc.
**Media Relations**
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
**Investor Relations**
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

## Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com